BRF S.A.

A Public Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

Final Synthetic Voting Map – Ordinary and Extraordinary General Meeting Held on April 26, 2017

BRF S.A. (“BRF” or “Company”) (BM&FBovespa: BRFS3; NYSE: BRFS), pursuant to CVM Instruction n°. 481, of December 17, 2009, hereby provides its shareholders with the final synthetic voting map of the Ordinary and Extraordinary General Meeting held on April 26, 2017, which consolidates the remote votes sent directly to the Company and through custody and bookkeeping agents, and the votes delivered in person, as attached.

São Paulo, April 26, 2017.

Pedro de Andrade Faria
Global Chief Executive, Financial and Investor Relations Officer

Appendix I – Final Synthetic Voting Map